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                              July 15, 2020

       Aditya Mittal
       President and Chief Financial Officer
       ArcelorMittal
       24-26, Boulevard d   Avranches, L-1160 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: ArcelorMittal
                                                            Form 20-F for the
Year Ended December 31, 2019
                                                            Filed March 3, 2020
                                                            File No. 001-35788

       Dear Mr. Mittal:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the year ended December 31, 2019

       Financial Statements
       Note 5: Goodwill, Intangible and Tangible Assets
       5.3 impairment of intangible assets, including goodwill, and tangible assets , page F-52

   1.                                                   We note the company   s
net book value significantly exceeds its market capitalization. We also note this trend
has persisted for a considerable period of time and the degree to which net book value exceeds
market capitalization has substantially increased. Given that declines in market
capitalization may indicate potential asset impairments, please explain if and how this factor
has impacted your asset impairment assessments. Please more fully explain and address the
following:
                                                            Explain how you
determine your cash generating units for impairment testing of property, plant
and equipment;
                                                            Explain how you
determine and assess the reasonableness of the useful lives of property, plant
and equipment;
                                                            Explain how you
determine your groups of cash generating units for impairment
 Aditya Mittal
ArcelorMittal
July 15, 2020
Page 2
              testing of goodwill;
                Since recoverable amounts appear to exceed market capitalization, explain how you determine the material assumptions underlying your impairment analyses and how you determine each material assumption is reasonable and supportable; and
                Explain how you assess the reasonableness of your fair value estimates, including if and how you reconcile your fair value estimates to your market capitalization.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



FirstName LastNameAditya Mittal                               Sincerely,
Comapany NameArcelorMittal
                                                              Division of
Corporation Finance
July 15, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName